

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2010

Mr. Carlo A. Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
2600 North Military Trail, Suite 280
Boca Raton, FL 33431

> **Re:** **Paramount Gold and Silver Corp.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed April 19, 2010**
> **Response Letter Dated September 1, 2010**
> **File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Financial Statements

Note 5 – Capital Stock, page F-17

1. We have consulted with our Division's Chief Accountant's Office with respect to your response to our comment 3 in our letter dated May 24, 2010. We believe you should revise your financial statements to comply with guidance in FASB ASC 815-40-15-7I. Specifically, effective July 1, 2009, you should apply this guidance to all outstanding warrants with exercise prices denominated in a

currency that is different from your functional currency. Please treat the revisions to your interim period financial statements as a correction of an error and include the disclosures described in FASB ASC 250-10-50-7 and 8, as well as label the columns or line items within the financial statements that have changed as restated.

2.   In addition, please note that we would expect the application of this guidance to result in a derivative liability that would be presented at fair value as of each reporting date, with changes in its fair value being reported in your consolidated statements of operations. Please explain to us under what circumstances you believe a derivative asset would be recognized, as you have indicated this is a possibility in your response letter dated September 1, 2010.

3.   At Appendix 1 of your response letter dated September 1, 2010, you indicate there were 18,584,832 warrants outstanding as of July 1, 2009; on page F-19 of your financial statements, you disclose 18,674,832 warrants were outstanding as of June 30, 2009. Further in the Appendix, you disclose there were 17,084,832 warrants outstanding as of September 30, 2009; however, on page 13 of your Form 10-Q for this same quarterly period. you disclose there were 17,512,077 warrants outstanding. Please reconcile the inconsistencies noted in the number of warrants outstanding for these periods.

4.   Please tell us why you are proposing to record a transition adjustment in the amount of $1,988,363 as of March 31, 2010 relating to the application of this guidance. The cumulative effect of applying this guidance should be recognized as an adjustment to your opening balance of your retaining earnings as of July 1, 2009.

5.   Please consider whether the revisions you intend to make to your financial statements will result in you concluding that your previously issued interim financial statements should not be relied upon. If so, consider whether you need to comply with your reporting obligations under Item 4.02 of Form 8-K.

Closing Comments

   You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3611 with any other questions.

   Sincerely,

   Anne Nguyen Parker
   Branch Chief